Exhibit 1.1

EQUILLIUM, INC.

SECOND AMENDMENT TO

OFFER LETTER

This Second Amendment to Offer Letter (this “Amendment”), amending that certain Offer Letter (the “Offer Letter”), dated August 1, 2018, by and between Equillium, Inc. (the “Company”) and Krishna Polu, M.D. (the “Executive”) as amended by the First Amendment to Offer Letter, effective January 1, 2020, is entered into effective as of September 28, 2020. Capitalized terms used herein which are not defined herein shall have the definition ascribed to them in the Offer Letter.

RECITALS

WHEREAS, the Company and the Executive have previously entered into the Offer Letter;

WHEREAS, the Executive has notified the Company that Executive wishes to terminate his employment, effective December 31, 2020; and

WHEREAS, the Company and the Executive desire to amend the Offer Letter as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the promises and covenants contained herein and in the Offer Letter, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.    Sixth Paragraph of the Offer Letter. The sixth paragraph of the Offer Letter is hereby amended and restated in its entirety to read as follows:

“You will be eligible to earn an annual discretionary performance-based bonus at an annual target amount of forty percent (40%) of your then current base salary (“Target Bonus”), based on the attainment of individual and Company objectives to be determined and approved by the Company. The Company’s payment, and the amount, of any such bonus shall be in the sole discretion of the Company. No amount of bonus is guaranteed, and, in addition to the other conditions for earning any such bonus, you must remain an employee in good standing of the Company on the date the bonus is determined and through December 31, 2020, but not when paid.”

2.    Seventh Paragraph of the Offer Letter. The seventh paragraph of the Offer Letter is hereby amended by adding a new sentence at the end of the seventh paragraph, which reads as follows:

“All Options shall continue to vest through March 31, 2021, and Executive agrees that all options that have not vested as of March 31, 2021 shall be forfeited immediately as of such date. For purposes of the Equity Plans, Executive’s change in status from employee to consultant, in connection with the consulting agreement effective January 1, 2021 shall not constitute an interruption of Continuous Service (as defined in the Equity Plans), and Executive agrees that such Continuous Service shall terminate on March 31, 2021, regardless if Executive remains a consultant to the Company after such date.”

3.    Eighth, Ninth and Tenth Paragraphs of the Offer Letter. The eighth, ninth and tenth paragraphs of the Offer Letter are hereby deleted in their entirety, and Executive understands and agrees that he shall not be entitled to Termination Benefits or Change of Control Benefits.

4.    Fourteenth Paragraph of the Offer Letter. The fourteenth paragraph of the Offer Letter is hereby amended and restated in its entirety to read as follows:

“Your employment relationship with the Company will be at-will. Your last date of employment shall be December 31, 2020 (the “Termination Date”). You may terminate your employment with the Company at any time prior to the Termination Date and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Notwithstanding anything to the foregoing, the Company may change or remove Executive’s title, role and responsibilities at any time, or direct that the Executive perform no duties and exercise no powers; provided, however, that, following any such direction, the Executive will continue to be required to comply with his other obligations under this Agreement (and will continue to have a duty of loyalty to the Company as an employee) through the Termination Date or any such earlier termination. Any such changes or directions shall not prejudice either Company or Executive to any other rights or payments due under this Agreement. Executive will take all steps reasonably requested by the Company to effect a successful transition of client, supplier and vendor relationships to the person or persons designated by the Company. Your employment at-will status can only be changed in a written agreement signed by you and the Board.”

5.    Effect of Amendment. Except as expressly modified by this Amendment, the Offer Letter shall remain unmodified and in full force and effect.

6.    Governing Law. This Amendment shall be governed by the laws of the State of California, without regard to any conflicts of law principals thereof that would call for the application of the laws of any other jurisdiction.

7.    Counterparts. This Amendment may be executed via facsimile or electronic (i.e., PDF) transmission and in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Second Amendment to Offer Letter as of the date first written above.

COMPANY:

EQUILLIUM, INC.

/s/ BRUCE D. STEEL
Name:	Bruce D. Steel
Title:	Chief Executive Officer

EXECUTIVE:

/s/ KRISHNA POLU
Krishna Polu, M.D.

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